UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

O.I. Corporation
(Name of Issuer)
Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)
670841105
(CUSIP Number)
Barry Y. Greenberg
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	670841105

1	NAMES OF REPORTING PERSONS Mustang Capital Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		334,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	334,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	670841105

1	NAMES OF REPORTING PERSONS Mustang Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		334,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	334,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	670841105

1	NAMES OF REPORTING PERSONS John K. H. Linnartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		14,100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,100

WITH	10	SHARED DISPOSITIVE POWER

		334,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	348,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	670841105

1	NAMES OF REPORTING PERSONS Western Mustang Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		334,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	334,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	670841105

1	NAMES OF REPORTING PERSONS Western Sizzlin Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		334,720

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		334,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	334,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13D/A
The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds
Item 3 is hereby amended and restated to read as follows:
The aggregate purchase price of the 334,720 Shares owned by MCA is $3,654,153, including brokerage commissions. The Shares owned by MCA were acquired with partnership funds.
The aggregate purchase price of the 14,100 Shares owned directly by Mr. Linnartz is $97,277, including brokerage commissions. The Shares owned by Mr. Linnartz were acquired with personal funds.

Item 4.	Purpose of the Transaction
Item 4 is hereby amended to add the following:
MCP I, MCP II, MCA and Mr. Linnartz have entered into the Shareholders Agreements as described in Item 6 below, which are hereby incorporated by reference and added to the end of this Item 4.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated to read as follows:
(a)-(e) The aggregate percentage of Shares reported owned by each person named herein is based upon 2,361,628 Shares outstanding, which is the total number of Shares reported outstanding as of August 25, 2010 in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on August 26, 2010.
As of the close of business on September 15, 2010, MCP I, MCP II and the Accounts beneficially owned 334,720 Shares, constituting approximately 14.2% of the Shares outstanding.
As general partner of each of MCP I and MCP II, and as investment manager to the Accounts, MCA may be deemed to beneficially own the 334,720 Shares collectively owned by MCP I, MCP II and the Accounts, constituting approximately 14.2% of the Shares outstanding.

As general partner of MCA, MCM may be deemed to beneficially own the 334,720 Shares beneficially owned by MCA, constituting approximately 14.2% of the Shares outstanding.
As managing member of MCM, Mr. Linnartz may be deemed to beneficially own the 334,720 Shares beneficially owned by MCM, constituting approximately 14.2% of the Shares outstanding.
Western Mustang, by virtue of its 51% ownership interest in MCM, may be deemed to beneficially own the 334,720 Shares beneficially owned by MCM, constituting approximately 14.2% of the Shares outstanding.
WSC, as the sole member of Western Mustang, may be deemed to beneficially own the 334,720 Shares beneficially owned by Western Mustang, constituting approximately 14.2% of the Shares outstanding.
As of the close of business on September 15, 2010, Mr. Linnartz directly owned 14,100 Shares, constituting less than one percent of the Shares outstanding.
MCA, MCM and Mr. Linnartz have the shared power to vote and dispose of the 334,720 Shares held by MCP I, MCP II and the Accounts. Mr. Linnartz has the sole power to vote and dispose of the 14,100 Shares he owns directly.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:
In connection with the definitive Agreement and Plan of Merger by and among the Issuer, ITT Corporation (“ITT”) and Oyster Acquisition Corp. (“Oyster”) dated as of September 13, 2010, MCP I, MCP II, MCA and Mr. Linnartz have each entered into a Shareholder Agreement with ITT, a form of which is attached hereto as Exhibit 99.2, pursuant to which they each have agreed to vote all of their respective Shares in favor of Oyster merging with and into the Issuer and the Issuer becoming a wholly-owned subsidiary of ITT (the “Merger”), and against any proposal in opposition to or in competition with the Merger.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to add the following:
Exhibit 99.2	Form of Shareholder Agreement, dated as of September 13, 2010.

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 16, 2010

MUSTANG CAPITAL ADVISORS, LP
By:	Mustang Capital Management, LLC, its general partner

	By:	/s/ John K. H. Linnartz
Name: John K. H. Linnartz
Title: Managing Member

MUSTANG CAPITAL MANAGEMENT, LLC
By:	/s/ John K. H. Linnartz
Name: John K. H. Linnartz
Title: Managing Member

/s/ John K. H. Linnartz
Name: John K. H. Linnartz

WESTERN MUSTANG HOLDINGS LLC
By:	Western Sizzlin Corporation, its sole member

	By:	/s/ Robyn Mabe
Name: Robyn Mabe
Title: Vice President and CFO

WESTERN SIZZLIN CORPORATION
By:	/s/ Robyn Mabe
Name: Robyn Mabe
Title: Vice President and CFO